Exhibit 99.1

Executive Chairman Bought Company Shares

SHANGHAI, China, March 24, 2005 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group today announced that Executive Chairman Jason Jiang has purchased 100,000 Focus Media ADSs at an average price of USD 34.19 per ADS in the open market on March 20, 2008.

“Through investments and acquisitions during the past 3 years after we went public, Focus Media has built the largest digital media platform in China including commercial locations digital display network covering more than 50 top cities in China, residential frame network covering more than 20 top cities in China, one of the largest online advertising platforms in China with the most widely deployed ad serving technology by more than 10,000 web publisher, advertisers and agencies to improve the effectiveness, measurability and performance of Internet digital media, and one of the leading WAP-based mobile advertising businesses in China. In 2008, we will focus on building our business based on the existing platform and increase our margin and free cash flow generation. I am fully committed to the future of Focus Media,” said Jason Jiang, Executive Chairman of Focus Media.

About Focus Media Holding Limited

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of December 31, 2007, Focus Media’s digital out-of-home advertising network had approximately 112,298 LCD display in its commercial location network, approximately 49,452 LCD displays in its in-store network and over 190,000 advertising in-elevator poster / digital frames, installed in over 90 cities throughout China, and approximately 200 outdoor LED billboard displays in Shanghai. For more information about Focus Media, please visit our website at ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media Contact:

Jie Chen

Focus Media Holding Ltd

Tel: +86-21-3212-4661 ext 6607

Email: ir@focusmedia.cn